Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2015

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months
	ended March 31
	2015	2014

Revenues	$607,951	$545,112

Cost of revenues	405,428	361,690
Selling, general and administrative expenses	180,114	164,676
Depreciation	9,589	8,878
Amortization of intangible assets	5,977	4,898
Acquisition-related items (note 6)	993	45
Operating earnings	5,850	4,925

Interest expense, net	4,203	2,981
Other expense (income), net (note 7)	686	(641)
Earnings before income tax	961	2,585
Income tax expense (recovery)(note 8)	(18)	1,125
Net earnings from continuing operations	979	1,460

Net loss from discontinued operations, net of income tax	-	(486)
Net earnings	979	974

Non-controlling interest share of earnings (note 11)	2,518	4,841
Non-controlling interest redemption increment (note 11)	(7,583)	2,014

Net earnings (loss) attributable to Company	$6,044	$(5,881)

Net earnings (loss) per share (note 12)
Basic
Continuing operations	$0.17	$(0.15)
Discontinued operations	-	(0.01)
	$0.17	$(0.16)

Diluted
Continuing operations	$0.17	$(0.15)
Discontinued operations	-	(0.01)
	$0.17	$(0.16)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2015	2014

Net earnings	$979	$974

Foreign currency translation loss	(37,299)	(2,748)
Comprehensive loss	(36,320)	(1,774)

Less: Comprehensive earnings attributable to non-controlling shareholders	5,570	6,356

Comprehensive loss attributable to Company	$(41,890)	$(8,130)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$120,702	$156,793
Restricted cash	2,762	3,657
Accounts receivable, net of allowance of $24,858 (December 31, 2013 - $25,534)	354,500	409,317
Income tax recoverable	28,706	29,303
Inventories	25,581	18,950
Prepaid expenses and other current assets	49,494	44,176
Deferred income tax	43,198	45,623
	624,943	707,819

Other receivables	6,001	6,845
Other assets	20,622	19,487
Fixed assets	116,123	120,394
Deferred income tax	82,461	83,639
Intangible assets	190,303	197,689
Goodwill	482,356	503,554
	897,866	931,608
	$1,522,809	$1,639,427

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$86,294	$107,349
Accrued liabilities	332,344	434,819
Income tax payable	4,209	15,249
Unearned revenues	23,579	23,571
Long-term debt - current (note 9)	38,171	36,396
Contingent acquisition consideration - current (note 10)	6,745	10,971
Deferred income tax	1,806	1,804
	493,148	630,159

Long-term debt - non-current (note 9)	517,526	456,952
Contingent acquisition consideration (note 10)	15,740	16,165
Other liabilities	33,358	35,739
Deferred income tax	32,068	36,205
	598,692	545,061
Redeemable non-controlling interests (note 11)	213,892	230,992

Shareholders' equity
Common shares	315,125	310,401
Contributed surplus	49,658	46,931
Deficit	(115,798)	(118,242)
Accumulated other comprehensive earnings	(40,551)	(13,887)
Total Company shareholders' equity	208,434	225,203
Non-controlling interests	8,643	8,012
Total shareholders' equity	217,077	233,215
	$1,522,809	$1,639,427

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	earnings	interests	equity

Balance, December 31, 2014	35,806,955	$310,401	$46,931	$(118,242)	$(13,887)	$8,012	$233,215

Net earnings	-	-	-	979	-	-	979
Other comprehensive earnings	-	-	-	-	(37,299)	-	(37,299)
Other comprehensive earnings
attributable to NCI	-	-	-	-	10,635	(439)	10,196
NCI share of earnings	-	-	-	(2,518)	-	1,161	(1,357)
NCI redemption increment	-	-	-	7,583	-	-	7,583
Distributions to NCI	-	-	-	-	-	(91)	(91)

Subsidiaries’ equity transactions	-	-	536	-	-	-	536

Subordinate Voting Shares:
Stock option expense	-	-	1,495	-	-	-	1,495
Stock options exercised	163,650	4,724	(1,155)	-	-	-	3,569
Tax benefit on options
exercised	-	-	1,851	-	-	-	1,851
Dividends	-	-	-	(3,600)	-	-	(3,600)
Balance, March 31, 2015	35,970,605	$315,125	$49,658	$(115,798)	$(40,551)	$8,643	$217,077

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2015	2014
Cash provided by (used in)

Operating activities
Net earnings	$979	$974
NCI share of earnings from discontinued operations	-	70

Items not affecting cash:
Depreciation and amortization	15,566	13,852
Deferred income tax	(451)	4,360
Other	759	(1,981)

Changes in non-cash working capital:
Accounts receivable	53,381	37,433
Inventories	(6,631)	(11,344)
Prepaid expenses and other current assets	(5,543)	(5,506)
Payables and accruals	(129,404)	(96,878)
Unearned revenues	8	2,949
Other liabilities	(2,379)	(10,784)
Contingent acquisition consideration	-	(20,064)
Net cash used in operating activities	(73,715)	(86,919)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(4,692)	(12,880)
Purchases of fixed assets	(5,136)	(7,699)
Other investing activities	797	470
Net cash used in investing activities	(9,031)	(20,109)

Financing activities
Increase in long-term debt	78,729	133,433
Repayment of long-term debt	(16,340)	(24,038)
Purchases of non-controlling interests, net	(6,377)	(10,974)
Contingent acquisition consideration	(6,380)	(5,581)
Proceeds received on exercise of stock options	3,569	4,585
Dividends paid to common shareholders	(3,581)	(3,580)
Distributions paid to non-controlling interests	(5,641)	(5,521)
Repurchases of Subordinate Voting Shares	-	(4,911)
Other financing activities	1,851	2,245
Net cash provided by financing activities	45,830	85,658

Effect of exchange rate changes on cash	825	(1,936)

Decrease in cash and cash equivalents	(36,091)	(23,306)

Cash and cash equivalents, beginning of period	156,793	142,704
Cash and cash equivalents, end of period	$120,702	$119,398

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Real Estate Services (“RRE”) and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within RRE; and Paul Davis, Certa Pro Painters, California Closets and several other franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2015 and the results of operations and its cash flows for the three month periods ended March 31, 2015 and 2014.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

4.           ACQUISITIONS – In the quarter, the Company completed three acquisitions, all in the RRE segment. In the RRE segment, the Company acquired controlling interests in regional firms operating in Texas and New York. The acquisition date fair value of consideration transferred was as follows: cash of $4,692 (net of cash acquired of $56), and contingent consideration of $2,774 (2014 - cash of $12,880).

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2015 was $22,485 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $25,875 to a maximum of $30,441. The contingencies will expire during the period extending to June 2018. During the three months ended March 31, 2015, $6,380 was paid with reference to such contingent consideration (2014 - $25,645).

5.           DISCONTINUED OPERATIONS – Discontinued operations includes two businesses (i) the REO rental operation (previously in the Residential Real Estate Services segment), which was held for sale as of December 31, 2013 and sold on April 18, 2014, and (ii) a U.S.-based commercial real estate consulting operation (previously in the Commercial Real Estate Services segment), sold in July 2014.  For the three months ended March 31, 2015, revenues from discontinued operations were nil (2014 - $6,563) and the net earnings were nil (2014 – net loss of $486).

6.         ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2015	2014

Contingent consideration fair value adjustments	$476	$(518)
Transaction costs	517	563
	$993	$45

7.          OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2015	2014

Income from equity method investments	$29	$(159)
Other	657	(482)
	$686	$(641)

8.           INCOME TAX – The provision for income tax for the three months ended March 31, 2015 reflected a tax recovery of 2% (2014 - tax rate of 44%) relative to the combined statutory rate of approximately 28% (2014 - 28%). The difference between the effective rate and the statutory rate is related to the geographic mix of taxable earnings and losses in each period, the impact of discrete items, and the impact of non-controlling interests.

9.           LONG-TERM DEBT – As of March 31, 2015, the Company had an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed senior revolving credit facility.  On April 2, 2015, the borrowing capacity of the revolving credit facility was increased by $75,000 to $575,000 under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2015:

		Fair value measurements at March 31, 2015

	Carrying value at
	March 31, 2015	Level 1	Level 2	Level 3

Contingent consideration liability	$22,485	$-	$-	$22,485
Interest rate swap liability	-	-	-	-

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8.0% to 10.0%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2015

Balance, January 1	$27,136
Amounts recognized on acquisitions	2,774
Fair value adjustments	476
Resolved and settled in cash	(6,380)
Other	(1,521)
Balance, March 31	$22,485

Less: Current portion	6,745
Non-current portion	$15,740

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.1% to 1.9%).  The following are estimates of the fair values for other financial instruments:

	March 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$6,001	$6,001	$6,845	$6,845
Long-term debt	555,697	573,384	493,348	513,128

11.           REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”).  The RNCI are considered to be redeemable securities.  Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the RNCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending RNCI amounts:

2015

Balance, January 1	$230,992
RNCI share of earnings	1,357
RNCI redemption increment	(7,583)
Distributions paid to RNCI	(5,550)
Purchase of interests from RNCI, net	(6,377)
RNCI recognized on business acquisitions	746
Other	307
Balance, March 31	$213,892

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2015 was $203,590.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position.  If all put or call options were settled with Subordinate Voting Shares as at March 31, 2015, approximately 3,200,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the Consolidated Statement of Earnings (Loss) as the NCI redemption increment.

12.           NET EARNINGS (LOSS) PER SHARE – Loss per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2015	2014

Basic shares	35,871	35,890
Assumed exercise of Company stock options	392	409
Diluted shares	36,263	36,299

13.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2015, there were 607,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 356,000 stock options granted during the three months ended March 31, 2015 (2014 - nil).  Stock option activity for the three months ended March 31, 2015 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,463,900	$34.35
Granted	356,000	57.83
Exercised	(163,650)	20.30
Shares issuable under options - End of period	1,656,250	$40.78	2.63	$37,126
Options exercisable - End of period	670,300	$33.60	1.91	$20,606

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2015 was $1,495 (2014 - $827).  As of March 31, 2015, there was $6,543 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years.  During the three month period ended March 31, 2015, the fair value of options vested was $3,743 (2014 - $6,595).

Subsidiary stock option plan
The Company has a stock option plan at its Commercial Real Estate subsidiary entitling the holders to acquire up to a 1.3% interest in the subsidiary as at March 31, 2015. As of March 31, 2015, a 5.0% interest in the subsidiary was held by those who had previously exercised stock options under the plan. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan, are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability related to these awards as at March 31, 2015 was $16,892 (December 31, 2014 - $16,892) and compensation expense recognized related to the awards for the three months ended March 31, 2015 was nil (2014 - $2,714).  See note 16.

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  RRE provides property management and related property services to residential communities in North America.  Property Services provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Three months ended March 31

2015
Revenues	$335,714	$225,802	$46,387	$48	$607,951
Operating earnings (loss)	7,138	3,977	(471)	(4,794)	5,850

2014
Revenues	$299,480	$204,797	$40,797	$38	$545,112
Operating earnings (loss)	5,207	3,177	(7)	(3,452)	4,925

GEOGRAPHIC INFORMATION

				Europe
	United States	Canada	Australia	and Other	Consolidated

Three months ended March 31

2015
Revenues	$380,002	$69,660	$36,581	$121,708	$607,951
Total long-lived assets	404,535	91,481	49,447	243,319	788,782

2014
Revenues	$328,140	$75,967	$40,088	$100,917	$545,112
Total long-lived assets	386,145	91,939	51,285	193,065	722,434

16.           SUBSEQUENT EVENTS – On February 10, 2015, the Company’s Board of Directors approved, in principle, a plan to separate FirstService into two independent publicly traded companies – “Colliers International”, a global leader in commercial real estate services and new “FirstService Corporation”, the North American leader in residential property management and services. After the spin-off, FirstService Corporation will be comprised of the Residential Real Estate Services and Property Services segments.

The proposed spin-off will be implemented through a court-approved Plan of Arrangement (the “Arrangement”) and is subject to certain conditions, including final court approval. The Arrangement received shareholder approval at an annual and special meeting of shareholders held on April 21, 2015. The Arrangement is expected to be completed on June 1, 2015.

Upon completion of the Arrangement, certain minority shareholders and optionholders of the Commercial Real Estate Services subsidiary will exchange their shares and options for approximately 2,010,000 newly issued Subordinate Voting Shares of Colliers International. As a result of the exchange, the Company will reclassify $16,892 of stock-based compensation liability and $14,670 of RNCI to shareholders’ equity and will also recognize approximately $36,000 in non-cash stock-based compensation expense.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015
(in US dollars)
May 1, 2015

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2015 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2014 as well as FirstService’s Management Information Circular dated March 16, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2015 and up to and including May 1, 2015.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Our operating results for the seasonally slow first quarter were strong. Consolidated revenue growth was 17% measured in local currencies (12% measured in the reporting currency).

During the first quarter of 2015, we completed three business acquisitions in our Residential Real Estate Services segment. During the past year, we also completed several other acquisitions in our Commercial Real Estate Services and Residential Real Estate Services divisions, which provided additional revenue growth for the first quarter of 2015. These acquisitions, which are in the process of being integrated into our operations, increase the geographic footprint of our existing service lines.

Plan to separate into two independent public companies

On February 10, 2015, we announced that our Board of Directors had approved, in principle, a plan to separate FirstService into two independent publicly traded companies – “Colliers International Group Inc.”, a global leader in commercial real estate services and new “FirstService Corporation”, the North American leader in residential property management and services. After the spin-off, new FirstService Corporation will be comprised of the Residential Real Estate Services and Property Services segments, and Colliers International Group Inc. will retain the Commercial Real Estate Services segment.

The proposed spin-off will be implemented through a court-approved Plan of Arrangement (the “Arrangement”) and is subject certain conditions, including final court approval. The Arrangement received shareholder approval at an annual and special meeting of shareholders held on April 21, 2015. The Arrangement is expected to be completed on June 1, 2015.

If the proposed Arrangement proceeds, there will be a significant and material effect on the operations and results of FirstService. Additional information on the effects of the Arrangement can be found in FirstService’s Management Information Circular dated March 16, 2015 that can be accessed under the Company’s public filings found at www.sedar.com.

Results of operations - three months ended March 31, 2015

Revenues for our first quarter were $608.0 million, 17% higher than the comparable prior year quarter measured in local currencies. Internally generated revenues were up 10%, while recent acquisitions contributed 7% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $23.9 million versus $22.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 3.9% of revenues versus 4.1% of revenues in the prior year quarter, primarily as a result of higher revenues in service lines and geographies in the Commercial Real Estate Services operations which have seasonally low margins in the first quarter. Consolidated operating earnings for the quarter were $5.9 million, versus $4.9 million in the prior year period.

Depreciation and amortization expense totalled $15.6 million for the quarter relative to $13.8 million for the prior year quarter, with the increase primarily related to amortization of intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $4.2 million versus $3.0 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 3.2%, relative to 2.8% in the prior year quarter. The increase in interest expense was primarily attributable to higher average borrowings on the revolving credit facility in the current quarter related to acquisitions completed in the past year.

The consolidated income tax rate for the quarter was a recovery of 2% compared to 44% in the prior year quarter, relative to the statutory rate of 28% in both periods. The quarter’s tax rate was affected by the geographic mix of earnings and losses in the seasonally slow first quarter. The effective tax rate for the full year is expected to approximate 30%.

Net earnings from continuing operations for the quarter were $1.0 million, versus net earnings from continuing operations of $1.5 million in the prior year quarter, and were impacted by an increase in interest expense and a reduction in other income, primarily from equity method investments.

The net loss from discontinued operations for the first quarter of 2014 was $0.4 million, attributable to the REO rental operation sold in April 2014 and a commercial real estate consulting business sold in July 2014. Revenue from discontinued operations for the first quarter of 2014 was $6.6 million. There were no operations classified as discontinued for the first quarter of 2015.

The non-controlling interest (“NCI”) share of earnings was $2.5 million for the first quarter, relative to $4.8 million in the prior year period, and was attributable to lower profitability in certain non-wholly owned operations in the current quarter. The NCI redemption increment for the first quarter of 2015 was $(7.6) million, and was primarily attributable to foreign exchange on Euro- and Canadian dollar-denominated RNCI in the Commercial Real Estate Services segment. In the prior period, the NCI redemption increment was $2.0 million and was attributable to increases in earnings, and corresponding valuations, of subsidiaries.

Our Commercial Real Estate Services segment generated $335.7 million of revenues during the first quarter, an increase of 22% measured in local currencies (12% measured in the reporting currency). Internal revenue growth measured in local currencies was 11%, and was most significantly driven by increases in lease brokerage activity in the Americas and increases in project management and leasing activity in EMEA. Recent acquisitions contributed 10% revenue growth. Regionally and on a local currency basis, Americas revenues were up 15% (14% excluding acquisitions), Asia Pacific revenues were up 4% (1% excluding acquisitions) and EMEA revenues were up 55% (12% excluding acquisitions). First quarter adjusted EBITDA was $16.3 million, versus $15.8 million in the year-ago period. EBITDA was favorably impacted by operating leverage in the Americas and the favorable impact of recently completed acquisitions, offset by the unfavorable impact of foreign currency translation into US dollars.

The Residential Real Estate Services segment reported revenues of $225.8 million for the first quarter, up 11% versus the prior year quarter measured in local currencies (10% measured in the reporting currency). Excluding the impact of recently completed acquisitions, revenues were up 8%. Internal revenue growth resulted primarily from property management contract wins, particularly in South Florida, the Mid-Atlantic region and Toronto. Adjusted EBITDA was $9.3 million relative to $7.6 million in the prior year quarter. Margins in both periods reflect continued investments in our operating infrastructure to integrate back-office and IT functions across the business; this integration will continue to impact margins until it is completed in 2016. The margin expectation for the full year 2015 is 6.5% to 7.0% and reflects the non-recurrence of the incremental US employee medical benefits costs incurred in 2014.

Revenues from Property Services in the seasonally slow first quarter were $46.4 million, up 15% relative to the prior year period measured in local currencies (14% measured in the reporting currency). Internal growth was 10% as a result of higher system-wide sales at several of our franchise brands as well as strong corporate store revenues at our California Closets operations. Adjusted EBITDA for the quarter was $1.3 million, relative to $1.5 million in the prior year period. The margin for the first quarter was impacted by start-up and staffing costs for a western US regional production center which will supply 6 of our 11 California Closets corporate stores. The regional production center, which is expected to be operational in June 2015, is expected to provide significant economies of scale and improved quality.

Corporate costs were $3.0 million for the quarter, up from $2.6 million in the prior year period primarily as a result of losses on foreign currency translation.

Summary of quarterly results
(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2015
Revenues	$607,951
Operating earnings	5,850
Diluted net earnings (loss) per share:
Continuing operations	0.17
Discontinued operations	-
	0.17

YEAR ENDED DECEMBER 31, 2014
Revenues	$545,112	$660,729	$684,606	$823,826
Operating earnings (loss)	4,925	38,786	37,830	52,886
Diluted net earnings (loss) per share:
Continuing operations	(0.15)	0.26	0.59	0.45
Discontinued operations	(0.01)	(0.05)	0.09	0.02
	(0.16)	0.21	0.68	0.47

YEAR ENDED DECEMBER 31, 2013
Revenues	$473,634	$576,099	$603,035	$691,857
Operating earnings	(4,680)	10,847	33,972	48,641
Diluted net earnings (loss) per share:
Continuing operations	(0.54)	(0.21)	0.09	0.11
Discontinued operations	(0.01)	-	(0.06)	(0.08)
	(0.55)	(0.21)	0.03	0.03

OTHER DATA
Adjusted EBITDA - 2015	$23,904
Adjusted EBITDA - 2014	22,287	$59,706	$59,332	$80,420
Adjusted EBITDA - 2013	10,241	45,166	55,609	72,877
Adjusted EPS - 2015	0.11
Adjusted EPS - 2014	0.08	0.74	0.75	1.16
Adjusted EPS - 2013	(0.20)	0.57	0.69	0.96

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 35% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2015	2014

Net earnings from continuing operations	$979	$1,460
Income tax	(18)	1,125
Other (income) expense	686	(641)
Interest expense, net	4,203	2,981
Operating earnings	5,850	4,925
Depreciation and amortization	15,566	13,776
Acquisition-related items	993	45
Stock-based compensation expense	1,495	3,541
Adjusted EBITDA	$23,904	$22,287

Adjusted EPS is defined as diluted net earnings per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings per share from continuing operations to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2015	2014

Net earnings from continuing operations	$979	$1,460
Non-controlling interest share of earnings	(2,518)	(4,841)
Acquisition-related items	993	45
Amortization of intangible assets	5,977	4,898
Stock-based compensation expense	1,495	3,541
Income tax on adjustments	(2,571)	(1,968)
Non-controlling interest on adjustments	(195)	(272)
Adjusted net earnings	$4,160	$2,863

	Three months ended
(in US dollars)	March 31
	2015	2014

Diluted net earnings (loss) per common share
from continuing operations	$0.17	$(0.15)
Non-controlling interest redemption increment	(0.21)	0.06
Acquisition-related items	0.02	-
Amortization of intangible assets, net of tax	0.10	0.08
Stock-based compensation expense, net of tax	0.03	0.09
Adjusted EPS	$0.11	$0.08

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

During the three month period ended March 31, 2015, $73.7 million of cash was used in operating activities, primarily on account of changes in accrued liabilities. In the comparable prior year period, cash used was $86.9 million. The net cash usage in both years is attributable to Commercial Real Estate Services brokerage transactions, which reach a seasonal revenue peak in December and are followed up with commission and incentive compensation payouts in the first quarter. In the second, third and fourth quarters of 2015, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2015, capital expenditures were $5.1 million. Based on our current operations, capital expenditures for the year ending December 31, 2015 are expected to be approximately $42 million.

In April 2015, we paid a quarterly dividend of $0.10 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended March 31, 2015.

Net indebtedness as at March 31, 2015 was $435.0 million, versus $336.6 million at December 31, 2014. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from operating cash outflows, purchases of fixed assets, and business acquisitions. We are in compliance with the covenants within our financing agreements as at March 31, 2015 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $92.6 million of available un-drawn credit as of March 31, 2015.

On April 2, 2015, we obtained approval from our banking syndicate to increase the size of our revolving credit facility by $75 million to $575 million. The terms of the increase are the same as the existing revolving credit facility. Also in April 2015, we repaid in full the remaining principal balance on our 6.40% Senior Notes and our 5.44% Senior Notes, leaving only the 3.84% Senior Notes outstanding. The repayment, which totalled $32.5 million, was refinanced through borrowings on the revolving credit facility.

In April 2015, we obtained commitments from our banking syndicate to provide new revolving credit facilities for each of the two independent public companies in conjunction with the completion of the Arrangement. The two new revolving credit facilities will have terms similar to the existing revolving credit facility.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $30.4 million as at March 31, 2015 ($37.0 million as at December 31, 2014) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2018. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2015 will ultimately be paid. During the three months ended March 31, 2015, $6.4 million of contingent consideration was paid (2014 - $25.6 million).

The following table summarizes our contractual obligations as at March 31, 2015:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$551,940	$36,543	$363,554	$224	$151,619
Interest on long-term debt	51,734	9,603	22,021	13,960	6,150
Capital lease obligations	3,757	1,627	1,989	141	-
Contingent acquisition consideration	22,485	6,745	15,740	-	-
Operating leases	361,565	74,797	115,486	78,098	93,184

Total contractual obligations	$991,481	$129,315	$518,790	$92,423	$250,953

At March 31, 2015, we had commercial commitments totaling $7.7 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2015	2014

Commercial Real Estate Services	$129,188	$149,188
Residential Real Estate Services	55,448	59,466
Property Services	18,954	20,605
	$203,590	$229,259

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2015, the RNCI recorded on the balance sheet was $213.9 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated reduction to GAAP diluted net earnings per share from continuing operations for the first quarter of 2015 would be $0.18 and the accretion to adjusted EPS would be $0.03.

Upon completion of the Arrangement, certain minority shareholders and optionholders of the Commercial Real Estate Services subsidiary will exchange their shares and options for approximately 2,010,000 newly issued Subordinate Voting Shares of Colliers International Group Inc. As a result of this exchange, the Company will reclassify $16.9 million of stock-based compensation liability and $14.7 million of RNCI to shareholders’ equity and will also recognize approximately $36.0 million in non-cash stock-based compensation expense. Approximately 1,907,000 of the 2,010,000 Colliers International Group Inc. Subordinate Voting Shares to be issued will be subject to retention and escrow periods of two and three years.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 20 to the December 31, 2014 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2014.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2017. We are currently assessing the impact of this ASU on our financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2015 was $0.3 million (2014 - $0.3 million). The recorded amount of the property management revenues for the three months ended March 31, 2015 was $3.8 million (2014 - $3.0 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at March 31, 2015, the Company had $4.6 million of loans receivable from minority shareholders (December 31, 2014 - $4.8 million) and no loans payable to minority shareholders (December 31, 2014 - $0.2 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized 2,500 Series 1 preference shares and an unlimited number of preferred shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date of this MD&A, the Company has outstanding 34,644,911 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,656,250 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On April 21, 2015, the Company’s shareholders approved an amendment to the Company’s stock option plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 1,000,000.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2015 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•
The effects of the completion of the proposed Arrangement, including the timing thereof and the expected future attributes following the Arrangement of Colliers International Group Inc. and new FirstService Corporation (see the Risk Factors in FirstService’s Management Information Circular dated March 16, 2015, incorporated by reference herein).

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.